# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 12/15/2024
Amends the filing with accession number 0001193125-24-081594
Filed by CIK 0001911254
Persons authorized to receive notices and communications: Benjamin Nutbeam, Level 4, 9 Pembridge Road, Notting Hill, London, United Kingdom (X0), W11 3JY, 447802659250

## Reporting persons
- STEPHEN FITZPATRICK (CIK 0001911254): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 15,286,923; shared voting power 5,200,000; sole dispositive power 15,286,923; shared dispositive power 5,200,000; aggregate amount beneficially owned 20,486,923 (74.98% of the class)
  Comment: The amount reported in rows 8 and 10 in the table above represents (i) 5,000,000 ordinary shares, par value $0.001 per share ('Ordinary Shares'), issuable to Imagination Aero Investment Ltd. ('Imagination Aero') upon the exercise of outstanding warrants held by Imagination Aero (the 'Warrants') and (ii) 200,000 Ordinary Shares held by Imagination Aero. Stephen Fitzpatrick ('SF') is the sole managing member and beneficial owner of Imagination Aero. The foregoing gives effect to Vertical Aerospace Ltd.'s (the 'Issuer') one-for-ten reverse stock split of the Ordinary Shares effected on September 20, 2024 (the 'Reverse Split').
  The percentage used herein is calculated based on 22,324,924 Ordinary Shares outstanding as of June 30, 2024, as reported in Exhibit 99.3 to the Issuer's Form 6-K filed on September 17, 2024, and giving effect to the Reverse Split, together with the 5,000,000 Ordinary Shares issuable to Imagination Aero upon exercise of the Warrants.
- IMAGINATION AERO INVESTMENT LTD.: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (19.03% of the class)
  Comment: The amount reported in rows 8 and 10 in the table above represents (i) 5,000,000 Ordinary Shares issuable to Imagination Aero upon the exercise of outstanding Warrants and (ii) 200,000 Ordinary Shares held by Imagination Aero. SF is the sole managing member and beneficial owner of Imagination Aero. The foregoing gives effect to the Reverse Split.
  The percentage used herein is calculated based on 22,324,924 Ordinary Shares outstanding as of June 30, 2024, as reported in Exhibit 99.3 to the Issuer's Form 6-K filed on September 17, 2024, and giving effect to the Reverse Split, together with the 5,000,000 Ordinary Shares issuable to Imagination Aero upon exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Comment: EXPLANATORY NOTE - This Amendment No. 2 to the statement on Schedule 13D (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 22, 2024, as amended by Amendment No. 1 filed on November 25, 2024 (as so amended prior to the date hereof, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), which relates to the ordinary shares, par value $0.001 per share (the "Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged. All share numbers reported in this Amendment give effect to the Issuer's one-for-ten reverse stock split of its Ordinary Shares effected on September 20, 2024 (the "Reverse Split").

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following as a bullet point in chronological order therein:

On December 15, 2024, the Reporting Persons entered into the Forbearance Agreement (the "Forbearance Agreement") with Mudrick Capital Management, L.P., the Issuer and Vertical Aerospace Group Limited, pursuant to which, among other things, the Reporting Persons agreed to take such actions as are reasonably necessary to support and give effect to the transactions contemplated by the Agreement in Principle, including to attend any shareholder meeting in respect of the transactions (or any part thereof) contemplated by the Agreement in Principle and vote (or cause to be voted) all of their Ordinary Shares in favor of the transactions contemplated by the Agreement in Principle.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: N/A
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following paragraphs:

On December 15, 2024, the Reporting Persons entered into the Forbearance Agreement with Mudrick Capital Management, L.P., the Issuer and Vertical Aerospace Group Limited, pursuant to which, among other things, the Reporting Persons agreed to take such actions as are reasonably necessary to support and give effect to the transactions contemplated by the Agreement in Principle, including to attend any shareholder meeting in respect of the transactions (or any part thereof) contemplated by the Agreement in Principle and vote (or cause to be voted) all of their Ordinary Shares in favor of the transactions contemplated by the Agreement in Principle.

The foregoing summary of the Forbearance Agreement is qualified in its entirety by the full text of the Forbearance Agreement attached hereto as Exhibit 1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number
1

Description
Forbearance Agreement, dated as of December 15, 2024, by and among Mudrick Capital Management, L.P., Vertical Aerospace Ltd., Vertical Aerospace Group Limited, Stephen Fitzpatrick and Imagination Aero Investment Ltd.

## Signatures
- STEPHEN FITZPATRICK: /s/ Stephen Fitzpatrick, Stephen Fitzpatrick (12/17/2024)
- IMAGINATION AERO INVESTMENT LTD.: /s/ Stephen Fitzpatrick, Director (12/17/2024)